DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02068228

No Act
P.E. 11-11-02
1-08610

December 16, 2002

Wayne A. Wirtz
Assistant General Counsel
SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, TX 78205

Act 1934
Section
Rule 14A-8
Public Availability 12/16/2002

Re: SBC Communications Inc.
Incoming letter dated November 11, 2002

PROCESSED
JAN 10 2003
THOMSON FINANCIAL

Dear Mr. Wirtz:

This is in response to your letter dated November 11, 2002 concerning the shareholder proposal submitted to SBC by Arnaldo A. and Jean M. Ferraro. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Arnaldo A. and Jean M. Ferraro
8420-12th Avenue
Brooklyn, NY 11228

Wayne A. Wirtz
Assistant General Counsel

SBC Communications Inc.
175 E. Houston Street
2nd Floor
San Antonio, Texas 78205
Phone 210 351-3736
Fax 210 351-3467

1934 Act/Rule 14a-8

November 11, 2002

RECEIVED
2002 NOV 13 PM 3:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2003 Annual Meeting
Shareholder Proposal of Arnaldo and Jean Ferraro

Dear Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Arnaldo and Jean Ferraro for inclusion in SBC's 2003 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2003 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement and the proponents' letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the proponents advising them of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

The Proposal

On April 12, 2002, SBC received a letter from the proponents containing the following proposal:

Resolved that: the SBC Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members and sign a statement authorizing the Company to deduct a minimum yearly donation of $1 or any other amount of their choice to be deposited in the Association account to be used by the Officers of the Association to cover expenses incurred in running the programs of such Shareholders' Association.

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's 2003 proxy statement for the reasons stated below.

Reasons the Proposals May Be Omitted from the Proxy Statement

Pursuant to Rule 14a-8(i)(3): The proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) provides that a shareholder proposal or supporting statement may be omitted from a registrant's proxy materials if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The proponents' proposal is unclear and confusing, and is, therefore, misleading. At a minimum, the proposal raises several questions that need to be answered in order to ascertain how to implement the proposal. For example, it does not address the location of the association nor the source of funds from which the annual donations are to be deducted (e.g., payroll deductions for employees who are shareholders, charges to telephone bills for shareholders who are customers, deductions from dividends paid to record but not beneficial shareholders). It fails to describe the means for collecting the contributions and determining how much money each shareholder wants to contribute, it does not specify the form of association (corporation or partnership), it makes no reference to the process for nominating and electing the officers to govern the association, it does not specify the location of the association, and it does not speak to the basic mechanics of the operation of the association.

Moreover, the limited description of the association denies shareholders the ability to determine the purpose of the association or the specific benefits shareholders would receive. While the association would be for "all social and recreational activities" for participating shareholders, it gives no indication of what those activities would be or even if, because of the location of the association, which shareholders could effectively participate in the activities. The proposal simply fails to provide sufficient information on how the association works to allow shareholders to make a reasoned decision in voting for or against the proposal.

The Staff of the Division of Corporation Finance has consistently found that proposals may be omitted from proxy materials when the proposals are "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" (*Philadelphia Electric Co.*, July 30, 1992). *In Potomac Electric Power Co.* (February 5, 1981), the proposal would have created a "national utility stockholders union for purpose of being treated fair by public utility commissions." The staff stated, "Consequently, we believe that the proposal may be misleading, in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholder at the time their votes were cast."

By offering no information about how the SBC Shareholders Association would be operated, how dues would be used, or the ultimate benefits to be offered, the proposal is as vague as the proposal in *Potomac Electric.* See also *U.S. West, Inc.* (March 8, 1998–proposal to recognize January 22nd as "American Holocaust Day" was held properly excludable because it was vague and indefinite). Because the proposal submitted to SBC is inherently vague and confusing, it is misleading and violates Rule 14a-9's prohibition on materially false or misleading statements in the proxy. Therefore, it may be properly excluded under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(i)(4): The proposal relates to the redress of a personal claim or grievance against the company or any other person, or it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large.

The proposal is purportedly to establish a shareholders' association for social and recreational activities for the proponents and for those few other, if any, shareholders who become members and make contributions to the association. Because it is impossible to maintain an accurate list of shareholders who hold SBC shares beneficially (such as through a broker or bank), it limits potential members to only record holders. Approximately half of the Company's beneficial shareholders are record holders. Moreover, of these record shareholders, only those who elect to pay the fee and become members will actually receive the benefits. Further, since the Company's shareholders are located throughout the world, membership would be limited to those record shareholders who are able to travel to the location of social events. Once the location was determined, then the specific recreational and social activities to be offered would further limit the number of shareholders that would be interested in such an endeavor. Because of these limitations, the resulting small group of members would be those record shareholders living closest to the location of the association and having the same interests. It is clearly a matter that would only benefit the proponents and a relatively small number of shareholders.

The Staff has previously found properly excludable proposals that are submitted to further a personal interest that is not shared with the other shareholders at large. See *NBB Bancorp, Inc.* (February 25, 1993–proposal to establish scholarships for "worthy parents" and others to take courses in "biology, economics, law, nutrition, genealogy, sociology, psychology and related disciplines," funded by contributions from shareholders, was properly excludable because it furthered an interest of the proponent not shared by shareholders at large.)

The proposal submitted to SBC would, obviously, benefit the proponents but would be of limited or no value to shareholders at large. Because this proposal is designed to convey a personal benefit to the proponents that is not shared by other shareholders at large, it may be properly excluded under Rule 14a-8(i)(4).

Pursuant to Rule 14a-8(i)(5): The proposal relates to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

If the proposal were implemented and approximately $1 was deducted from every record shareholder, the total amount of donations would be approximately $1 million. This represents far less than 5% of each of the Company's assets, net earnings, and revenues for 2001. In addition, the Company is in the telecommunications business, and funding a recreational/social shareholder's association is not even remotely related to its operations. The Staff has consistently held that matters that are not significantly related to the company's business or account for less than 5% of the company's total assets, net earnings, and revenues are properly excludable from a registrant's proxy materials under Rule 14a-8(i)(5). See *Kmart Corporation* (February 28, 1995–proposal to terminate the sale of sexually-related materials was found to be properly excludable because it accounted for less than 5% of the company's assets, net earnings, and revenues); *BellSouth Corp.* (February 19, 1998–proposal to prohibit dealing with goods or services produced in China was properly excludable because it accounted for less than 5% of the company's assets, net earnings, and revenues); and *J.P. Morgan & Co., Inc.* (February 5, 1999–proposal to discontinue banking services with Swiss entities was found properly excludable because it accounted for less than 5% of the company's assets, net earnings, and revenues).

The shareholder association to be created by the proposal would be funded with shareholder donations amounting to considerably less than 5% of each of the Company's assets, net earnings, and revenues for 2001. Also, the activities to be held by the association would not be significantly related to the Company's business. Therefore, this proposal may be properly excluded under Rule 14a-8(i)(5).

Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to the company's ordinary business operations.

The proposal relates to the establishment of a shareholders' association. The details of establishing and operating such an association, especially its related goals and potential functions, are beyond the scope of what shareholders can easily manage. Decisions to create shareholder organizations, customer clubs, employee clubs, or any other clubs are mundane matters that do not involve substantial policy issues.

Under Rule 14a-8(i)(7), a registrant may omit a proposal if "the proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (June 29, 1998), the SEC stated the policy underlying this provision: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Staff has consistently concluded that proposals concerning shareholder relations relate to the ordinary business of the registrant, and, therefore, are properly excludable under Rule 14a-8(i)(7). See *Minnesota Power & Light Company* (March 12, 1992–proposal relating to the formation of an "Outside Shareholders Alliance" was excludable because it related to the registrant's ordinary business operations); *The Southern Co.* (February 8, 1984–proposal to establish a shareholder association to seek an adequate rate of return on common equity was excludable because it related to the company's ordinary business operations); *Boston Edison Company* (January 6, 1984–proposal to establish shareholder association whose objective would be to be represented before the various State Utilities Commissions was properly excludable because it related to the company's ordinary business operations); and *Boston Edison Company* (January 14, 1983–proposal to establish a shareholder association to seek an adequate rate of return on common equity was properly excludable because it related to the company's ordinary business operations). Also, the Staff has taken the position that the determination of which public and private interest groups a company should financially support is part of the company's ordinary business operations (*Pacific Gas and Electric Co.*, February 5, 1979–proposal to financially support a private shareholders group with a portion of dividends was excludable because it related to the registrant's ordinary business operations).

In summary, this proposal concerns shareholder relations, a matter consistently viewed as ordinary business, and is properly excludable under Rule 14a-8(i)(7).

* * *

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Wayne Wirtz

Enclosures

cc: Arnaldo and Jean Ferraro

Arnaldo A. Ferraro
8420 - 12th Avenue
Brooklyn, New York 11228
(718)745-5143

April 2, 2002

Vice President and Secretary of SBC
175 E. Houston
San Antonio, Texas 78205

To Whom It May Concern:

The enclosed is our shareholder proposal for inclusion in the Company's Proxy Statement for the 2003 annual meeting:

Whereas: we strongly believe that no one more than the individual shareholder is more interested and concerned about the success of the Company;

Whereas: it is our intention to establish, through this proposal, a Shareholders' Association whose membership is on a volunteer basis only and whose main activities will be social and recreational;

Resolved that: the SBC Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members and sign a statement authorizing the Company to deduct a minimum yearly donation of $1 or any other amount of their choice to be deposited in the Association account to be used by the Officers of the Association to cover expenses incurred in running the programs of such Shareholders' Association.

Shareholders

Arnaldo A. Ferraro, Ph.D. Mrs. Jean M. Ferraro

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated November 11, 2002

The proposal requests that the SBC Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., shareholder relations). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SBC relies.

Sincerely,

Alex Shukhman
Attorney-Advisor